                                               OMB Number:             3235-0145
                                               Expires:         October 31, 1997
                                               Estimated average burden
                                               hours per response. . . . . 14.90

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                            IXC Communications, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    450713102
             ------------------------------------------------------
                                 (CUSIP Number)


                         Michael M. Pastore, Esq.
                         Vice President
                         General Electric Investment Corporation
                         3003 Summer Street
                         Stamford, CT  06904
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 9, 1996
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement /X/ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Exhibit on Page 8
                                 Total Pages 28

CUSIP No. 450713102                   13D                 Page 2 of 28 Pages


- -------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Trustees of General Electric Pension Trust (I.R.S. #14-6015763)
- -------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)  / /
                                                                       (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC USE ONLY

- -------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

- -------------------------------------------------------------------------------
 (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
- -------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     New York State
- -------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING                 8,289,258
PERSON WITH                  --------------------------------------------------
                              (8) SHARED VOTING POWER

                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER

                                  8,289,258
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER

                                  0
- -------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,289,258
- -------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*     / /


- -------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%
- -------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     EP
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the common stock, par value $0.01 per share
("Common Stock") of IXC Communications, Inc. (the "Issuer").   The principal
executive offices of the Issuer are located at 5000 Plaza on the Lake, Suite 200, Austin, TX 78746.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is filed on behalf of Trustees of General Electric Pension Trust, a New York common law trust ("GEPT").

          The address of the principal offices of GEPT is 3003 Summer Street, Stamford, Connecticut 06904.

          For information with respect to the identity and background of each Trustee of GEPT see Schedule I attached hereto.

          During the last five years, no Trustee of GEPT has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each Trustee of GEPT is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

          The $12,500,000 used by GEPT to acquire shares of Common Stock on July 9, 1996 were obtained from general funds held by the Trust.

ITEM 4.   PURPOSE OF TRANSACTION

          GEPT acquired the shares of Common Stock reported herein as an investment, in the regular course of business. GEPT intends to reexamine its investment in the Issuer from time to time and, depending on market considerations and other factors, may purchase or sell shares of Common Stock, if appropriate opportunities to do so are available, on such terms and at such times as it considers advisable.

          Subject to the foregoing and to the provisions of Section 8 of the Stock Exchange Agreement (described in Item


                               Page 3 of 28 Pages

5 below), GEPT does not have any present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) GEPT beneficially owns 8,289,258 shares of Common Stock representing approximately 26.9% of the shares of Common Stock outstanding. Of such shares 840,053 were acquired on July 9, 1996 pursuant to the Stock Exchange Agreement, dated as of June 10, 1996, between GEPT and the Issuer (the "Stock Exchange Agreement"). A copy of the Stock Purchase Agreement is attached hereto as Exhibit 1. Pursuant to Section 8 of the Stock Exchange Agreement, GEPT


                               Page 4 of 28 Pages
has agreed to purchase additional shares of IXC Common Stock in certain events.

          GEPT and certain other stockholders of the Issuer entered into a registration rights agreement dated as of June 10, 1996 with the Issuer (the "Registration Rights Agreement") pursuant to which the Issuer granted certain registration rights to such stockholders with respect to shares of Common Stock held by them. A copy of the Registration Rights Agreement is attached hereto as
Exhibit 2.

          (b) GEPT has the sole power to vote or to direct the vote and to dispose or direct the disposition of the shares of Common Stock held by it.

          (c) Except as disclosed herein, neither GEPT nor any person identified in Schedule I has effected any transaction in shares of Common Stock during the preceding 60 days.

          (d) GEPT has the sole right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER

          See response to Item 5 and Exhibits 1 and 2 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1      Stock Exchange Agreement dated as of June 10, 1996.

Exhibit 2      Registration Rights Agreement dated as of June 10, 1996.


                               Page 5 of 28 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                         TRUSTEES OF GENERAL ELECTRIC PENSION TRUST


                         By: /s/ John H. Myers
                            --------------------------------
                            Name: John H. Myers
                            Title:  Trustee



Dated: July __, 1996


                               Page 6 of 28 Pages

                                                                      SCHEDULE I


                         GENERAL ELECTRIC PENSION TRUST
                        3003 Summer Street, P.O. Box 7900
                           Stamford, Connecticut 06904


          The names of the Trustees of General Electric Pension Trust are as follows:

                    Dale F. Frey
                    Eugene K. Bolton
                    Michael J. Cosgrove
                    Ralph R. Layman
                    Alan M. Lewis
                    John H. Myers
                    Donald W. Torey


                               Page 7 of 28 Pages

                            STOCK EXCHANGE AGREEMENT

          STOCK EXCHANGE AGREEMENT, dated as of June 10, 1996, between the Trustees of General Electric Pension Trust, a New York common law trust ("GEPT"), and IXC Communications, Inc., a Delaware corporation ("IXC")

          WHEREAS, GEPT is the sole stockholder of Summer Street Communications, Inc., a Delaware corporation ("Summer Street"); and

          WHEREAS, IXC wishes to acquire Summer Street by exchanging shares of IXC common stock, per value $0.01 per share ("ISC Common Stock") for all of the shares of the capital stock of Summer Street, on the terms set forth below;

          NOW, THEREFORE, the parties agree as follows:

          1. EXCHANGE OF SHARES. Subject to the terms and conditions set forth herein, at the Closing referred to in Section 2 below:

               (a) IXC will deliver to GEPT one or more certificates representing a number of shares of IXC Common Stock determined by dividing (i) $12,500,000 by (ii) the lower of (x) the per share consideration paid for IXC Common Stock by the underwriters in the public offering (the "IPO") of IXC Common Stock contemplated by the Registration Statement on Form S-1 (together with any amendments thereto, the "Form S-1") filed by IXC with the Securities and Exchange Commission on May 20, 1996 (the IPO price per share less underwriters' discounts and commissions); and (y) $20 less a per share amount equal to the underwriters' discounts and commissions that would be payable if the IPO price were $20 per share.

               (b) GEPT will deliver to IXC a certificate for 100 shares of common stock, par value $0.01 per share of Summer Street ("Summer Street Common Stock").

          2. CLOSING. The transactions contemplated hereby shall be consummated at a closing (the "Closing") to be held at the same time and location as the closing of the IPO. IXC shall provide to GEPT not less than four business days' notice of such time and location.


                               Page 8 of 28 Pages

          3.   REPRESENTATIONS AND WARRANTIES OF GEPT.

               GEPT hereby represents and warrants to IXC as follows:

               (a) TITLE TO SHARES. The authorized capital stock of Summer Street consists of 100 shares of Summer Street Common Stock, all of which are owned beneficially and of record by GEPT. No third party has any right, title or interest in, or claim to, any such shares. Summer Street has no other securities, options or warrants outstanding.

               (b) ASSETS AND LIABILITIES OF SUMMER STREET. At the Closing, the assets of Summer Street shall consist of $12,500,000 in cash and Summer Street shall have no liabilities.

               (c) INVESTMENT PURPOSES. GEPT will acquire the shares of IXC Common Stock to be acquired by it pursuant hereto for its own account and not with a view to or for sale in connection with any distribution of such shares.

               (d) ACCESS TO INFORMATION. GEPT (i) is familiar with the business of IXC; (ii) has had an opportunity to discuss with representatives of IXC the condition of and prospects for the operation and financing of IXC and such other matters as GEPT has deemed appropriate in considering whether to invest in IXC; (iii) has been provided access to all information about IXC requested by GEPT; and (iv) has received copies of IXC's Form S-1.

               (e) SHARES NOT REGISTERED. GEPT understands that the shares of common stock to be acquired by it pursuant hereto have not been registered under the Securities Act of 1933, as amended (the "1993 Act"), or registered or qualified under the securities laws of any state. GEPT will not sell, transfer, assign or otherwise dispose of (collectively, "Transfer") the shares of common stock to be acquired by it unless they are subsequently registered under the 1933 Act and registered or qualified under applicable state securities laws, or unless an exemption is available which permits Transfers without such registration and qualification.

               (f) QIB. GEPT has such knowledge and experience in financial and business matters that GEPT is capable of evaluating the risks of the proposed investment in the shares of common stock to be acquired by it pursuant hereto and is able to bear the economic risk of the investment in such shares. GEPT is a "qualified institutional buyer" as the term is used in Rule 144A(a)(l) under the 1933 Act.


                               Page 9 of 28 Pages

          4. REPRESENTATIONS AND WARRANTIES OF IXC. IXC hereby represents and warrants to GEPT as follows:

               (a) IXC COMMON STOCK. The shares of IXC Common Stock to be issued to GEPT pursuant hereto will, at the Closing, be duly authorized and fully paid and shall be issued in the name of GEPT (or its designee). No third party has, or at the Closing will have, any right, title or interest in, or claim to, any such shares. The IXC Common Stock was split three-for-one on June 7, 1996.

               (b) NO CONFLICT. The execution and delivery by IXC of this Agreement and the consummation by IXC of the transactions contemplated hereby do not and will not (i) breach, violate or result in any default under, or give rise to any right of acceleration or other right of action or consequence under, any contract, agreement, instrument, understanding or undertaking to which IXC or any of its subsidiaries is a party or by which it or any of its subsidiaries or any of its properties is bound, or (ii) contravene any law, rule, regulation, order, judgment or decree applicable to or binding upon IXC.

               (c) FORM S-1. IXC has delivered to GEPT a copy of the Form S-1 and all amendments thereto filed through the date hereof, and will promptly deliver to GEPT a copy of all amendments thereto filed after the date hereof. The Form S-1 does not, and will not at the time of the Closing, contain any misstatement of a material fact. The Form S-1 does not, and will not at the time of the Closing, omit to state any fact necessary to make any statement made therein not misleading.

          5.   CONDITIONS OF OBLIGATIONS OF BOTH PARTIES.

          The obligations of both parties under this Agreement shall be subject to the condition that the closing of the IPO shall occur simultaneously with the Closing.

          6. CONDITIONS OF OBLIGATION OF GEPT. The obligations of GEPT hereunder shall be subject to the following additional conditions:

               (a) GEPT shall have received an opinion of Riordan & McKenzie, counsel to IXC, in form and substance reasonably satisfactory to GEPT, with respect to (i) the matters set forth in Section 4 above and (ii) the matters addressed in the opinion of such counsel delivered to the underwriters in connection with the IPO.


                               Page 10 of 28 Pages

               (b) IXC shall have delivered to GEPT a certificate, executed by its chief executive officer, confirming that the representations and warranties of IXC set forth herein are true and correct as of the time of the Closing.

          7. INDEMNIFICATION. Whether or not the Closing shall occur, each party shall indemnify and hold the other (and the other's affiliates, officers, directors, employees, trustees, agents and representatives) harmless from any claims, liabilities, losses, costs or expenses (including without limitation reasonable attorneys' fees and expenses) arising out of any breach or alleged breach of any representation, warranty, covenant or agreement made herein (or in any document or instrument delivered pursuant hereto) by the indemnifying party.

          8. OVER-ALLOTMENT. If the underwriters for the IPO exercise their "Green Shoe" over-allotment option in connection with the IPO, GEPT shall purchase a number of shares of IXC Common Stock equal to the Green Shoe Amount (as defined below) simultaneously with the closing of the underwriters option, provided that GEPT shall not purchase such shares if the closing bid price for shares of IXC Common Stock on the last trading day before the closing of the Green Shoe over-allotment option is less than the IPO price. In the event the underwriters notify IXC that they intend to exercise their option IXC shall immediately provide notice thereof to GEPT. The price per share payable by GEPT shall be the lower of (x) the net per share consideration paid for IXC Common Stock by the underwriters in the IPO (the IPO price per share less underwriters' discounts and commissions); and (y) $20 less a per share amount equal to the underwriters' discounts and commissions that would be payable if the IPO price were $20 per share. The "Green Shoe Amount" shall mean a number of shares of IXC Common Stock equal to the product of (i) the number of shares acquired by GEPT hereunder at the Closing, and (ii) a fraction the numerator of which is the number of shares purchased by the underwriters for the IPO pursuant to the Green Shoe over-allotment option and the denominator of which is the number of shares purchased by the underwriters for the IPO at the closing of the IPO.


                               Page 11 of 28 Pages

          9.   MISCELLANEOUS.

               (a) GOVERNING LAW. This Agreement shall be governed by, and enforceable in accordance with, the laws of the State of New York, without reference to principles of conflict of laws.

               (b) TERMINATION. This Agreement may be terminated by either party if the IPO shall not have been consummated by August 31, 1996.

               (c) NOTICES. Any notice hereunder shall be given in accordance with the provisions of Section 12(c) of the Registration Rights Agreement.

          IN WITNESS WHEREOF, the parties have executed this Agreement as of the 10th day of June, 1996.

                         TRUSTEES OF GENERAL ELECTRIC
                          PENSION TRUST

                         By: /s/
                            ---------------------------

                         IXC COMMUNICATIONS, INC.


                         By: /s/
                            ---------------------------

                               Page 12 of 28 Pages

                          REGISTRATION RIGHTS AGREEMENT


          REGISTRATION RIGHTS AGREEMENT dated as of June 10, 1996 made and entered into by and among the TRUSTEES OF GENERAL ELECTRIC PENSION TRUST, a New York common law trust ("GEPT"), the persons listed on Schedule 1 hereto (collectively, the "Stockholders") and IXC COMMUNICATIONS, INC. a Delaware corporation (the "COMPANY")

          WHEREAS, the Company proposes to conduct an initial public offering of shares of its common stock, par value $0.01 per share (the "COMMON STOCK");

          WHEREAS, GEPT and the other Stockholders are holders of shares of Common Stock;

          WHEREAS, GEPT has agreed to acquire additional shares of Common Stock simultaneously with the Company's public offering; and

          WHEREAS, the Company has agreed to grant registration rights on the terms set forth below with respect to the shares of Common Stock held by the Stockholders;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Registration Rights Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

          1. CERTAIN TERMS. The following terms (whether or not underscored) when used in this Registration Rights Agreement shall have the following meanings (such definitions to be equally applicable to the singular and plural forms thereof):

          "BUSINESS DAY" means any day which is neither a Saturday or Sunday nor a legal holiday on which banks are authorized or required to be closed in New York, New York.

          "EXCHANGE ACT" means the Securities Exchange Act of 1934 (and any successor law), and the rules and regulations thereunder, all as amended from time to time.

          "PARTICIPATING STOCKHOLDER" means a Stockholder conducting or participating in an offering pursuant to Paragraph 2 or Paragraph 3 hereof.


                               Page 13 of 28 Pages

          "REGISTRABLE STOCK" means the shares of Common Stock held by the Stockholders on the date hereof and, in the case of GEPT, the shares of Common Stock to be acquired by GEPT simultaneously with the Company's public offering.

          "PERSON" means any natural person, corporation, limited or general partnership, firm, limited liability company, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

          "SECURITIES ACT" means the Securities Act of 1933 (and any successor law), and the rules and regulations thereunder, all as amended from time to time.

          "UNDERWRITER" means a securities dealer who purchases any Common Stock as a principal in connection with a distribution of Common Stock and not as part of such dealer's market making activities.

          2.  DEMAND REGISTRATION.

          (a) REQUEST FOR REGISTRATION. Promptly upon the written request by GEPT made at any time prior to March 1, 2000 (the "Registration Period") and, in any event, not later than 60 days after any such request, the Company shall file a registration statement under the Securities Act and any applicable state securities laws covering the shares of Common Stock that GEPT desires to register, and the Company shall use its best efforts to cause the related registration statement to become effective as soon as reasonably practicable after such filing (but not prior to March 1, 1997 or prior to 180 days since the effectiveness of the Company's last registration statement demanded by GEPT hereunder) and to remain in effect until the earlier of (i) one hundred and eighty (180) days after the effective date of such registration statement or
(ii) completion of the distribution contemplated by the registration statement; PROVIDED that if the Company shall furnish to GEPT a certificate signed by the Chief Executive Officer of the Company stating that in the good faith judgment of the board of directors of the Company it would be significantly disadvantageous to the Company and its shareholders for such a registration statement to be filed on or before the date filing would be required or to become effective, the Company shall have an additional period of not more than 60 days within which to file (or before which it requests the effectiveness of) such registration statement. Such request shall specify the number of shares of Common Stock proposed to be sold by GEPT and the intended method of disposition. Except as provided herein, no other persons (including the Company) shall be entitled to include any securities in any registration pursuant to this Paragraph 2 without the prior written consent of GEPT, which consent may be withheld for any reason or for no reason. The limitation on the number of registration requests which may be made pursuant hereto is three, provided that if, after the third (or any subsequent) demand registration hereunder, GEPT shall hold shares of Common Stock representing more than 10% of such shares outstanding,


                               Page 14 of 28 Pages
then GEPT may exercise additional demand rights hereunder until the shares held by it no longer represent more than 10% of the shares outstanding. Notwithstanding the foregoing, the Company shall not be obligated to effect a registration of shares of Common Stock unless the market value of the shares to be registered exceeds $20,000,000.

          (b) EFFECTIVE REGISTRATION. The Company shall be deemed to have satisfied an obligation to register Common Stock pursuant to Paragraph 2(a) hereof only when a registration statement covering all of the Common Stock specified in the request, for sale in accordance with the method of disposition specified in the request, shall have become effective under the Securities Act and remained effective throughout the shorter of (i) the period during which the distribution contemplated by the registration statement is completed or (ii) the period during which the Company is required to maintain the registration statement in effect.

          (c) UNDERWRITING. If GEPT so elects, the offering of Common Stock pursuant to Paragraph 2(a) shall be in the form of an underwritten offering. GEPT shall select the book-running managing Underwriter in connection with such offering and any additional investment bankers and managers to be used in connection with the offering.

          3. PIGGY-BACK REGISTRATION. If at any time prior to March 1, 2000 the Company proposes to file a registration statement under the Securities Act (other than on Form S-4 or S-8, or any substitute form that may be adopted by the SEC, or filed in connection with an exchange offer or an offering of securities solely to the Company's existing shareholders) with respect to a public offering of Common Stock by the Company (or with respect to an offering by GEPT pursuant to a demand registration under Paragraph 2(a) hereof), then the Company shall offer the Stockholders (or, in the case of a demand registration by GEPT, the Company shall have the right, and shall offer the other Stockholders) the right to register shares of Common Stock for sale in such offering on the same terms as shares to be sold by the Company (or by GEPT, provided that in the case of an offering by GEPT, no other Stockholder shall be entitled to include in the offering a larger percent of the shares held by it than the percent of GEPT's shares included by GEPT in the offering except with GEPT's written consent) (a "PIGGYBACK REGISTRATION"), subject to the discretion of the managing Underwriter to limit or exclude shares of Common Stock from the offering if it determines that the inclusion thereof would adversely affect the marketing of the securities to be sold by the Company (or GEPT) therein; PROVIDED, HOWEVER, that if the managing Underwriter shall impose a limit on the number of shares so included, the number of shares to be included by the Company shall be reduced first, if necessary to zero, and thereafter the number of shares to be included by any Participating Stockholder shall be reduced proportionately based on the number of shares held by the Participating Stockholders respectively. There shall be no limitation on the number of registration requests which may be made pursuant to this Paragraph 3.


                               Page 15 of 28 Pages

          4. EXPENSES. The Company shall pay all the expenses incurred in connection with the registration of Common Stock pursuant to a Demand Registration under Paragraph 2 hereof or a Piggyback Registration under Paragraph 3 hereof. The expenses described in the preceding sentence shall include, but not be limited to, all registration and filing fees, printing expenses, and reasonable fees, expenses and disbursements of counsel and accountants for the Company, fees and expenses (including reasonable counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., fees of a national securities exchange or the Nasdaq National Market, transfer taxes, fees of transfer agents and registrars, costs of securities act liability insurance if obtained by the Company and reasonable fees and disbursements of one counsel for the Participating Stockholder or Stockholders (but not including underwriting discounts and selling commissions applicable to the sale of the Common Stock), whether or not any such registration statement becomes effective, to the extent permitted by applicable law.

          5. REGISTRATION PROCEDURES. Whenever the Company is required to effect the registration of Common Stock pursuant to Paragraph 2 or 3 the Company will use its best efforts to effect the registration in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such registration:

          (a) FILING OF REGISTRATION STATEMENT. In connection with a registration pursuant to Paragraph 2, the Company will as expeditiously as possible, and within the period specified in such Paragraph 2, prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Common Stock to be registered thereunder in accordance with the intended method of distribution thereof, and use its best efforts to cause such filed registration statement to become and remain effective for the period specified in Paragraph 2(a).

          (b) FILING OF AMENDMENTS. The Company shall file such amendments and supplements to the registration statement and the related prospectus and take such other action as may be necessary to keep the registration statement effective and to comply with the Securities Act with respect to the disposition of all securities covered by such registration statement.

          (c) NOTICE OF AMENDMENTS. At any time when a prospectus relating to the sale of Common Stock is required to be delivered under the Securities Act, the Company will immediately notify the Participating Stockholders of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Common Stock, such prospectus will


                               Page 16 of 28 Pages
     not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and promptly make available to the Participating Stockholders any such supplement or amendment. The Participating Stockholders agree that upon receipt of any notice from the Company of the happening of any event of the kind described in the preceding sentence, the Participating Stockholders will forthwith discontinue the offer and sale of Common Stock pursuant to the registration statement covering such Common Stock until receipt of the copies of such supplemented or amended prospectus and, if so directed by the Company, the Participating Stockholders will deliver to the Company all copies, other than permanent file copies then in the possession of the Participating Stockholders, of the most recent prospectus covering such Common Stock at the time of receipt of such notice. In the event that the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective as provided in Paragraph 2(a) hereof by the number of days during the period from and including the date of the giving of such notice to the date when the Company shall make available to the Participating Stockholders such supplemented or amended prospectus.

          (d) COPIES OF REGISTRATION STATEMENT. The Company will furnish to the Participating Stockholders two copies each of the registration statement, each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), the prospectus included in such registration statement (including each preliminary prospectus).

          (e) STOP ORDERS. After the filing of the registration statement, the Company will promptly notify the Participating Stockholders of any stop order issued or threatened by the SEC and will take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

          (f) BLUE SKY. In connection with a registration pursuant to Paragraph 2, the Company shall (i) take such action under the securities laws of such states as GEPT shall reasonably request and (ii) cause such Common Stock to be registered with or approved by such other governmental agencies or authorities as may be necessary by virtue of the business and operations of the Company; PROVIDED, HOWEVER, that the Company shall not be required (1) to qualify to do business as a foreign corporation in any state where it would not otherwise be required to qualify but for this Paragraph 5(f), (2) to subject itself to taxation in any such state other than taxation arising with respect to the registration of securities or (3) to file any general consent to service of process in any state.


                               Page 17 of 28 Pages

          (g) FURTHER ASSURANCES. In connection with a registration pursuant to Paragraph 2, the Company will enter into customary agreements (including an underwriting agreement in form reasonably acceptable to the Agent) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of the Common Stock.

          (h) OPINIONS AND COMFORT LETTERS. On the effective date of a registration statement filed in connection with an underwritten offering, the Company will use its best efforts to furnish to the Participating Stockholders a signed counterpart, addressed to the Participating Stockholders, of (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, stating that such registration statement has become effective under the Securities Act and that (A) to the best knowledge of such counsel, no stop order suspending the effectiveness thereof has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the Securities Act, (B) the registration statement, the related prospectus, and each amendment or supplement thereof, comply as to form in all material respects with the requirements of the Securities Act and the applicable rules and regulations of the Commission thereunder (except that such counsel need not express any opinion as to financial statements or financial or statistical information contained therein), (C) during the course of such counsel's participation in the preparation of the registration statement, no facts came to the attention of such counsel that caused such counsel to believe that the registration statement, the related prospectus, or any amendment or supplement thereof (other than the financial statements and financial and statistical information) includes any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and (D) to such other effects as may reasonably be requested by the Participating Stockholders, provided, however, in no event shall such counsel be requested to render any opinion to the Participating Stockholders not also requested by the managing Underwriter and (ii) a letter dated such date from the independent public accountants retained by the Company, addressed to the Participating Stockholders stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to the form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five business days prior to the date of such letter) with respect to the registration in respect of which such letter is being given as the Participating Stockholders may reasonably request; provided, however, in no event shall such accountants be requested to address any matter to the


                               Page 18 of 28 Pages

     Participating Stockholders not also requested by the managing Underwriter.

          (i) EARNINGS STATEMENT. The Company will otherwise comply with all applicable rules and regulations of the SEC, and make available to its securityholders, as soon as reasonably practicable, an earnings statement covering a period of at least 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 of the SEC's regulations thereunder.

          (j) SECURITIES EXCHANGE LISTING. If and so long as the Common Stock is listed or admitted for trading on any national securities exchange or other national market system, the Company will, at its expense, obtain promptly and maintain the approval for listing or admission for trading on each such exchange or system of the shares of Common Stock held by the Stockholders.

          (k) INDEMNIFICATION. (i) The Company shall indemnify and hold harmless the Participating Stockholders, each person who under the Securities Act or the Exchange Act is deemed a controlling person of the Participating Stockholders, and their respective shareholders, officers, directors, partners, trustees, employees and agents, against any losses, claims, damages, liabilities or actions to which the Participating Stockholders, their respective controlling persons, or their respective shareholders, officers, directors, partners, trustees, employees or agents, may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) shall arise out of, or be based upon, any untrue or allegedly untrue statement of any material fact contained in the registration statement, any related prospectus or preliminary prospectus or any amendment or supplement to the registration statement or any prospectus or preliminary prospectus, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and shall reimburse any legal or other expenses reasonably incurred by the Participating Stockholders, their respective controlling persons, and their respective shareholders, officers, directors, partners, trustees, employees and agents, in connection with investigating or defending against any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the Company shall not be liable to the Participating Stockholders, their respective controlling persons, or their respective shareholders, officers, directors, partners, trustees, employees or agents, for any losses, claims, damages, liabilities or actions insofar as the same shall arise out of or be based upon any such untrue statement or omission made in reliance upon and in conformity with written information furnished by the Participating Stockholders, their respective controlling


                               Page 19 of 28 Pages
     persons, or by their respective shareholders, officers, directors, partners, trustees, employees or agents, seeking indemnification hereunder to the Company for use in the registration statement, prospectus, preliminary prospectus, amendment or supplement.

          (ii) Each Participating Stockholder shall similarly indemnify and hold harmless the Company, its controlling persons and their respective shareholders, officers, directors, partners, trustees, employees and agents, against any such losses, claims, damages, liabilities or actions but only insofar as the same shall arise out of or be based upon any untrue statement or omission made in reliance upon and in conformity with written information furnished by such Participating Stockholder to the Company for use in the registration statement, prospectus, preliminary prospectus, amendment or supplement; provided, however, that in no event shall any Participating's Stockholder liability under any provision of this Section 5 exceed the amount of proceeds received by such Participating Stockholder.

          (iii) Each party entitled to indemnification under this Paragraph 5(k) (the "INDEMNIFIED PARTY") shall give notice to the party required to provide indemnification (the "INDEMNIFYING PARTY") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, PROVIDED, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); PROVIDED, FURTHER, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Paragraph 5(k) except to the extent the Indemnifying Party is actually prejudiced thereby. The Indemnified Party may participate in such defense at such party's expense; PROVIDED, HOWEVER, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not (1) include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation and (2) provide that such Indemnified Party does not admit any fault or guilt with respect to the subject matter of such claim or litigation; and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld.


                               Page 20 of 28 Pages

          (l) CONTRIBUTION. If the indemnification provided for herein is for any reason unavailable to any Indemnified Party in respect of any losses, claims, damages, liabilities or actions referred to herein, then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or actions in such proportion as is appropriate to reflect the relative benefits from the offering of the securities received by, and the relative fault in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or actions of, said Indemnifying Party, as well as any other relevant equitable considerations. The relative benefits received by a party shall be deemed to be in the same proportion as the total proceeds from the offering (net of underwriting discounts and commissions but before deducting expenses) or underwriting discounts and commissions, as the case may be, received by such party bear to the total proceeds from the offering received by all parties (including underwriting discounts and commissions by the Underwriters). The relative fault of a party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

          (m) INFORMATION. In connection with any registration hereunder, each Participating Stockholder shall furnish to the Company such information regarding such Participating Stockholder and the plan of distribution proposed by such Participating Stockholder as the Company may reasonably request in writing or as shall be legally required in connection with any registration, qualification or compliance referred to herein.

          (n) PARTICIPATING STOCKHOLDER ACTION. All actions taken by the Participating Stockholders in connection with a registration pursuant to Paragraph 3 shall be authorized by the holders of a majority of the shares of Common Stock held by Participating Stockholders and included in the registration.

          6. REPORTS UNDER THE EXCHANGE ACT. With a view to making available to the Stockholders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the SEC that may at any time permit the Stockholders to sell Common Stock to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

          (a) file any reports and other documents required to be filed by it under the Securities Act and the Exchange Act in a timely manner; and


                               Page 21 of 28 Pages

          (b) furnish to the Stockholders forthwith upon request (i) a written statement by the Company as to whether or not it has complied with the reporting requirements of SEC Rule 144, the Securities Act and the Exchange Act, or as to whether it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after it so qualifies), and (ii) such other information as may be reasonably requested in availing the Stockholders of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

          7. REPRESENTATIONS AND WARRANTIES. (a) The Company, GEPT and each Stockholder which is not an individual represents as to itself as follows:

          (i) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and it has full power and authority and has taken all action now necessary to execute and deliver this Registration Rights Agreement, to fulfill its obligations hereunder, and to consummate the transactions contemplated hereby.

          (ii) The making and performance by it of this Registration Rights Agreement and all documents required to be executed and delivered by it hereunder do not and will not (i) violate any law or regulation of the jurisdiction of its organization or any other law or regulation applicable to it, any provision of its organizational documents or any order or judgment of any court or governmental authority applicable to it or (ii) result in a breach of, or constitute a default under, require any consent under or result in the creation of any lien upon any of its property or assets under, any agreement or other instrument to which it is a party or by which it or any of its property or assets is bound.

          (iii) This Registration Rights Agreement has been duly authorized, executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable in accordance with its terms.


          (b)  Each Stockholder who is an individual represents as follows:

          (i) The making and performance by him of this Registration Rights Agreement and all documents required to be executed and delivered by him hereunder do not and will not result in a breach of, constitute a default under, or require any consent under, any agreement or other instrument to which he is a party.

          (ii) This Registration Rights Agreement constitutes his legal, valid and binding obligation, enforceable in accordance with its terms.


                               Page 22 of 28 Pages

          8. ASSIGNMENT OF REGISTRATION RIGHTS. The right to cause the Company to register the Common Stock may be assigned by GEPT in whole or in part to any transferee or assignee of shares of Common Stock held by GEPT. Within a reasonable time after such transfer or assignment, the Company shall be given a written notice stating the name and address of the transferee or assignee and identifying the Common Stock with respect to which such registration rights are being assigned and the transferee or assignee shall deliver to the Company a written instrument by which transferee or assignee agrees to be bound by the obligations imposed upon the Stockholders by this Registration Rights Agreement. A failure to give written notice to the Company as specified above shall not affect the validity of (or otherwise limit) any such assignment by GEPT of its rights to cause the Company to register the Common Stock. No such assignment shall divest GEPT of its rights hereunder with respect to any shares of Common Stock retained by it. The other Stockholders shall not be entitled to assign any of their rights hereunder.

          9. NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Stockholders in this Agreement.

          10. PARTICIPATION IN UNDERWRITTEN REGISTRATIONS. Each Stockholder agrees that as a condition of its participation in any underwritten registration hereunder it shall (a) agree to sell its securities on the basis provided in any underwriting arrangements entered into in accordance with this Agreement , and
(b) complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements.

          11. AMENDMENT OF REGISTRATION RIGHTS. Any provision of these registration rights may be amended, supplemented or modified (either generally or in a particular instance and either retroactively or prospectively), only by a written instrument duly executed by or on behalf of each of the Company and GEPT.

          12.  MISCELLANEOUS.

          (a) GOVERNING LAW. THIS REGISTRATION RIGHTS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF.

          (b) ENTIRE AGREEMENT. This Registration Rights Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof, and supersede any and all prior discussions or agreements between the parties with respect to the subject matter hereof.


                               Page 23 of 28 Pages

          (c) NOTICES, ETC. All notices and other communications required or permitted hereunder (collectively, "NOTICES") shall be in writing and shall be mailed by first-class mail, postage prepaid, or sent by telecopy, or sent by private overnight express courier, such as Federal Express, or delivered either by hand or by messenger, addressed to the party at the address or telecopy number set forth below or at such other address or telecopy number as such party shall have furnished to the other party in writing:

          If to the Company:

          IXC Communications, Inc.
          5000 Plaza on the Lake
          Suite 200
          Austin, Texas  78746
          Attn:  John J. Willingham
          Telecopy No:


          with a copy to:

          Riordan & McKinzie
          695 Town Center Drive
          Suite 1500
          Costa Mesa, CA  92626
          Attn:  Michael P. Whalen, Esq.
          Telecopy No:  714-549-3244


          If to GEPT:

          c/o GE Investment Corporation
          3003 Summer Street
          6th Floor
          Stamford, CT  06905
          Attn:  Michael M. Pastore, Esq.
          Telecopy No.:   (203) 326-4177


          with a copy to:

          Dewey Ballantine
          1301 Avenue of the Americas
          New York, NY  10019
          Attention:  E. Ann Gill, Esq.
          Telecopy:   (212) 259-6333


                               Page 24 of 28 Pages

          If to any other Stockholder, to the address set forth for such Stockholder on Schedule 1.

All notices shall be deemed to be properly given or made upon actual delivery.

          (d) RECAPITALIZATIONS, EXCHANGES, ETC., AFFECTING THE COMPANY'S CAPITAL STOCK. The provisions of this Registration Rights Agreement shall apply to the full extent set forth herein with respect to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for or in substitution of, any Common Stock owned by the Stockholders.

          (e) LOCK OUT PERIOD. During the period of 90 days after the effectiveness of any registration statement requested by GEPT pursuant to
Section 2 hereof, none of the other Stockholders shall initiate or participate in any public offering of shares of IXC Common Stock.

          (f) SUCCESSORS AND ASSIGNS. This Registration Rights Agreement is binding upon, and inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

          (g) TITLES AND SUBTITLES. The titles of the Paragraphs and subparagraphs of this Registration Rights Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or construction of any provisions of this Registration Rights Agreement.

          (h) INVALID PROVISIONS. If any provision of this Registration Rights Agreement is held to be illegal, invalid or unenforceable under any present or future law (i) such provision will be fully severable, (ii) this Registration Rights Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Registration Rights Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Registration Rights Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

          (i) REMEDIES. The parties hereto acknowledge that irreparable damage would result if this Registration Rights Agreement is not specifically enforced and that, therefore, the rights and obligations of the parties under this Registration Rights Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition


                               Page 25 of 28 Pages
to any other remedies which any party may have under this Registration Rights Agreement or otherwise.

          (j) COUNTERPARTS. This Registration Rights Agreement may be executed in any number of counterparts, each of which shall be an original, all of which together shall constitute one and the same instrument.

          (k) EFFECTIVENESS. This Agreement shall be effective as of the date it is executed and delivered by the Company and GEPT. It shall be effective as to each remaining Stockholder as of the date such Stockholder executes and delivers it to the Company.

          IN WITNESS WHEREOF, this Registration Rights Agreement has been duly executed and delivered by of each party hereto as of the date first above written.

                              IXC COMMUNICATIONS, INC.


                              By: /s/
                                 -------------------------------------
                                 Name:
                                 Title:


                              TRUSTEES OF GENERAL ELECTRIC
                                PENSION TRUST, a New York
                                common law trust



                              By: /s/
                                 -------------------------------------
                                 Name:
                                 Title:

                              /s/ Richard D. Irwin
                              ----------------------------------------
                              RICHARD D. IRWIN


                              GRUMMAN HILL INVESTMENTS, L.P.


                              By: /s/
                                 -------------------------------------
                                 Name:
                                 Title:


                               Page 26 of 28 Pages

                              /s/ Ralph J. Swett
                              ----------------------------------------
                              RALPH J. SWETT


                              /s/ Kenneth F. Hinther
                              ----------------------------------------
                              KENNETH F. HINTHER


                              /s/ John R. Fleming
                              ----------------------------------------
                              JOHN R. FLEMING


                              /s/ John J. Willingham
                              ----------------------------------------
                              JOHN J. WILLINGHAM


                              TRUST FOR THE RIORDAN & MCKINZIE
                              PROFIT SHARING AND SAVINGS PLAN
                              FOR THE BENEFIT OF CARL W. MCKINZIE


                              /s/
                              ----------------------------------------
                              By:
                              Name:


                              /s/ Phillip L. Williams
                              ----------------------------------------
                              PHILLIP L. WILLIAMS


                              /s/ Joe C. Culp
                              ----------------------------------------
                              JOE C. CULP


                               Page 27 of 28 Pages

                                                                      SCHEDULE 1



                               OTHER STOCKHOLDERS


Ralph J. Swett
Kenneth F. Hinther
John R. Fleming
John J. Willingham
 5000 Plaza on the Lake
 Suite 200
 Austin, TX  78746

Richard D. Irwin
 191 Elm Street
 New Canaan, CT  06840

Trust for the Riordan & McKinzie
Profit Sharing and Savings Plan
for the benefit of Carl W. McKinzie
 300 S. Grand Avenue
 29th Floor
 Los Angeles, CA  90071

Phillip L. Williams
 633 West Fifth Street
 Suite 4000
 Los Angeles, CA  90071-2007

Joe C. Culp
 #5 Hedge Lane
 Austin, TX  78746

Grumman Hill Investments, L.P.
 191 Elm Street
 New Canaan, CT  06840


                               Page 28 of 28 Pages